UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*
Cell Therapeutics, Inc.

(Name of Issuer)
Common Stock, no par value per share

(Title of Class of Securities)
150934503

(CUSIP Number of Class of Securities)
Mitchell P. Kopin
Downsview Capital, Inc.
3100 Dundee Road, Suite 703
Northbrook, Illinois 60062
(847) 562-9030
With a copy to:
Peter H. Lieberman, Esq.
Todd A. Mazur, Esq.
Greenberg Traurig, LLP
77 W. Wacker Drive, Suite 3100
Chicago, Illinois 60601
(312) 456-8400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
April 13, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	150934503	SCHEDULE 13D	Page	3	of	13

1	NAME OF REPORTING PERSON: Cranshire Capital, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		33,504,923 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

33,504,923 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,504,923 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1% (see Item 5)

14	TYPE OF REPORTING PERSON

PN

CUSIP No.	150934503	SCHEDULE 13D	Page	4	of	13

1	NAME OF REPORTING PERSON: Downsview Capital, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		33,504,923 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

33,504,923 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,504,923 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1% (see Item 5)

14	TYPE OF REPORTING PERSON

CO; HC

CUSIP No.	150934503	SCHEDULE 13D	Page	5	of	13

1	NAME OF REPORTING PERSON: Mitchell P. Kopin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		33,504,923 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

33,504,923 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,504,923 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1% (see Item 5)

14	TYPE OF REPORTING PERSON

IN; HC

SCHEDULE 13D
ITEM 1. SECURITY AND ISSUER
     This Schedule 13D (this “Statement”) relates to the common stock, no par value per share (the “Shares”), of Cell Therapeutics, Inc., a Washington corporation (the “Company”). The principal executive offices of the Company are located at 501 Elliott Avenue West, Suite 400, Seattle, Washington 98119.
ITEM 2. IDENTITY AND BACKGROUND
     (a) The persons filing this Statement are Cranshire Capital, L.P., an Illinois limited partnership (“Cranshire”), Downsview Capital, Inc., an Illinois corporation (“Downsview”), and Mitchell P. Kopin (“Mr. Kopin”) (collectively, the “Reporting Persons”).
     (b) The business address of each of the Reporting Persons is 3100 Dundee Road, Suite 703, Northbrook, Illinois 60062.
     (c) Cranshire is a private investment fund; Downsview is a privately held corporation and is the general partner of Cranshire; and Mr. Kopin is a citizen of the United States of America and President of Downsview.
     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Cranshire is an Illinois limited partnership; Downsview is an Illinois corporation; and Mr. Kopin is a citizen of the United States of America.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     All funds used to purchase the securities of the Company reported in Item 5 on behalf of the Reporting Persons have come directly from the assets controlled by such Reporting Persons and their affiliates, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used in purchasing the securities reported in Item 5 of this Statement was approximately $17,429,052.
ITEM 4. PURPOSE OF TRANSACTION
     The securities reported herein were acquired by the Reporting Persons for trading and investment purposes. Pursuant to the Series 1 Purchase Agreement (as defined below), Cranshire represented and warranted to the Company that it had no present actual intent to seek to effect, or to assist others in effecting, a hostile acquisition of the Company as of the date of the Series 1 Purchase Agreement.

     Each of the Reporting Persons reserves the right to acquire additional securities of the Company in the open market, in privately negotiated transactions, or otherwise (including, without limitation, pursuant to the exercise of Cranshire’s rights under Section 8 of the Certificate of Designation (as defined below)), to dispose of all or a portion of its holdings in the Company’s securities, or to change their intention with respect to any or all of the matters referred to in this Item 4.
     Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     (a) (1) At the time of the closing of the offering by the Company to Cranshire on April 13, 2009 (described in Item 6 below), each of the Reporting Persons may be deemed to have beneficial ownership of 42,182,931 Shares, including 42,099,931 Shares issuable upon conversion of shares of Series 1 Preferred Stock, no par value per share (the “Series 1 Preferred Stock”) issued to Cranshire, and all such Shares in the aggregate represent beneficial ownership of approximately 10% (but not greater than 10% exactly) of the Shares, based on (1) 379,729,380 Shares issued and outstanding on April 12, 2009, plus (2) 42,099,931 Shares issuable upon conversion of the shares of Series 1 Preferred Stock issued to Cranshire. The foregoing excludes (I) 22,500,000 Shares in the aggregate issuable upon exercise of both the Class A Warrant and Class B Warrant (each defined below); and (II) 55,055 Shares in the aggregate issuable upon exercise of other warrants (the “Other Warrants”), in each case held by Cranshire because each of such warrants contain a so-called “blocker” provision under which the holder thereof does not have the right to exercise such warrants to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, or its affiliates, of more than 9.9% of the Shares. The foregoing also excludes 24,566,736 Shares issuable upon conversion of shares of Series 1 Preferred Stock issued to, and acquirable by (as the case may be), Cranshire because such preferred stock contains a blocker provision under which the holder thereof does not have the right to convert such preferred stock to the extent (but only to the extent) that such conversion would result in beneficial ownership by the holder thereof, or its affiliates, of more than 10% exactly of the Shares. Without such blocker provisions, the Reporting Persons would be deemed to beneficially own 89,304,722 Shares.
           (2) As of the close of business on April 23, 2009, each of the Reporting Persons may be deemed to have beneficial ownership of 33,504,923 Shares, including (i) 22,500,000 Shares in the aggregate issuable upon exercise of both the Class A Warrant and Class B Warrant, (ii) 51,319 Shares in the aggregate issuable upon exercise of the Other Warrants, in each case of clauses (i) and (ii) above, held by Cranshire and (iii) 8,666,667 Shares issuable upon conversion of shares of Series 1 Preferred Stock acquirable by Cranshire, and all such Shares in the aggregate represent beneficial ownership of approximately 7.1% of the Shares, based on (1) 433,181,335 Shares issued and outstanding on April 17, 2009, as disclosed in the Form 8-K filed by the Company with the Securities and Exchange Commission (the “SEC”) on April 17, 2009, plus (2) 8,000,000 Shares issued upon conversion of shares of Series 1 Preferred Stock, plus (3) 22,500,000 Shares in the aggregate issuable upon exercise of the Class A Warrant and Class B Warrant, plus (4) 51,319 Shares in the aggregate issuable upon exercise of the Other Warrants, in each case of clauses (3) and (4) above, held by Cranshire, plus (5) 8,666,667 Shares issuable upon conversion of shares of Series 1 Preferred Stock acquirable by Cranshire.

     (b) (1) At the time of the closing of the offering by the Company to Cranshire on April 13, 2009, each of the Reporting Persons may be deemed to share the power to vote and direct the disposition of 42,182,931 Shares, including 42,099,931 Shares issuable upon conversion of shares of Series 1 Preferred Stock issued to Cranshire, and all such Shares in the aggregate represent beneficial ownership of approximately 10% (but not greater than 10% exactly) of the Shares, based on (1) 379,729,380 Shares issued and outstanding on April 12, 2009, plus (2) 42,099,931 Shares issuable upon conversion of the shares of Series 1 Preferred Stock issued to Cranshire. The foregoing excludes (I) 22,500,000 Shares in the aggregate issuable upon exercise of both the Class A Warrant and Class B Warrant; and (II) 55,055 Shares in the aggregate issuable upon exercise of the Other Warrants; in each case held by Cranshire because each of such warrants contain a so-called “blocker” provision under which the holder thereof does not have the right to exercise such warrants to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, or its affiliates, of more than 9.9% of the Shares. The foregoing also excludes 24,566,736 Shares issuable upon conversion of shares of Series 1 Preferred Stock issued to, and acquirable by (as the case may be), Cranshire because such preferred stock contains a blocker provision under which the holder thereof does not have the right to convert such preferred stock to the extent (but only to the extent) that such conversion would result in beneficial ownership by the holder thereof, or its affiliates, of more than 10% exactly of the Shares. Without such blocker provisions, the Reporting Persons would be deemed to beneficially own 89,304,722 Shares.
          (2) As of the close of business on April 23, 2009, each of the Reporting Persons may be deemed to share the power to vote and direct the disposition of 33,504,923 Shares, including (i) 22,500,000 Shares in the aggregate issuable upon exercise of both the Class A Warrant and Class B Warrant, (ii) 51,319 Shares in the aggregate issuable upon exercise of the Other Warrants, in each case of clauses (i) and (ii) above, held by Cranshire and (iii) 8,666,667 Shares issuable upon conversion of shares of Series 1 Preferred Stock acquirable by Cranshire, and all such Shares in the aggregate represent beneficial ownership of approximately 7.1% of the Shares, based on (1) 433,181,335 Shares issued and outstanding on April 17, 2009, as disclosed in the Form 8-K filed by the Company with the SEC on April 17, 2009, plus (2) 8,000,000 Shares issued upon conversion of shares of Series 1 Preferred Stock, plus (3) 22,500,000 Shares in the aggregate issuable upon exercise of the Class A Warrant and Class B Warrant, plus (4) 51,319 Shares in the aggregate issuable upon exercise of the Other Warrants, in each case of clauses (3) and (4) above, held by Cranshire, plus (5) 8,666,667 Shares issuable upon conversion of shares of Series 1 Preferred Stock acquirable by Cranshire.
     (c) Schedule A annexed hereto lists all transactions in the Company’s Shares in the last 60 days by the Reporting Persons. Additionally, on the date hereof, the Reporting Persons closed out a short position of 83,000 Shares.
     (d) Not Applicable.
     (e) Not Applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER
     Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.

     In connection with a registered public offering of securities by the Company (as described in the Form 8-K filed by the Company with the SEC on April 13, 2009 to which reference is hereby made), Cranshire entered into a Securities Purchase Agreement, dated as of April 13, 2009 (the “Series 1 Purchase Agreement”), which is referenced as Exhibit 99.2 (which incorporates by reference Exhibit 10.1 to the Company’s Form 8-K as filed with the SEC on April 13, 2009), pursuant to which, among other things, Cranshire agreed to purchase and purchased, on the terms and conditions contained therein, (1) 15,000 shares of Series 1 Preferred Stock, (2) a Class A warrant (the “Class A Warrant”), which is referenced as Exhibit 99.3 (which incorporates by reference Exhibit 4.2 to the Company’s Form 8-K as filed with the SEC on April 13, 2009), and (3) a Class B warrant (the “Class B Warrant”), which is referenced as Exhibit 99.4 (which incorporates by reference Exhibit 4.3 to the Company’s Form 8-K as filed with the SEC on April 13, 2009).
     The Series 1 Purchase Agreement contained customary terms and conditions. In addition to the customary terms and conditions, the Series 1 Purchase Agreement also contained provisions which (i) restrict the issuance of certain securities (subject to certain exceptions) by the Company and its subsidiaries for a period of sixty (60) days following the closing date (which was April 13, 2009) and (ii) restrict the Company and its subsidiaries from engaging in certain types of variable rate transactions.
     The preferences, rights and limitations of the Series 1 Preferred Stock are set forth in the Articles of Amendment to the Company’s Amended and Restated Articles of Incorporation (the “Certificate of Designation”), dated April 13, 2009, which is referenced as Exhibit 99.5 (which incorporates by reference Exhibit 3.1 to the Company’s Form 8-K as filed with the SEC on April 13, 2009). Each share of Series 1 Preferred Stock is entitled to a liquidation preference equal to the stated value of such share of Series 1 Preferred Stock plus any accrued and unpaid dividends before the holders of Shares or any other junior securities of the Company receive any payments upon such liquidation. The Series 1 Preferred Stock is not entitled to dividends except to share in any dividends actually paid on the Shares or any pari passu or junior securities. The Series 1 Preferred Stock is initially convertible into 50,000,000 Shares at an initial conversion price of $0.30 per Share, subject to a 10% exactly blocker provision. The Series 1 Preferred Stock has no voting rights except for limited protective provisions and except as is otherwise required by law. Cranshire, as the original purchaser of the Series 1 Preferred Stock, also has the right to purchase up to 5,000 additional shares of Series 1 Preferred Stock at $1,000 per share within sixty (60) days of April 13, 2009. As of the date hereof, the Reporting Persons no longer own any shares of Series 1 Preferred Stock.
     The Class A Warrant is immediately exercisable for up to 9,183,562 Shares at an initial exercise price of $0.41 per Share, subject to adjustment as described below. The Class A Warrant expires on April 13, 2014. The Class A Warrant also contains customary anti-dilution provisions in the event of stock dividends, stock splits, reorganizations or similar events. Additionally, if certain “fundamental transactions” occur, such as a merger, consolidation, sale of substantially all of the Company’s assets, tender offer or exchange offer with respect to the Shares or reclassification of the Shares, the holder of the Class A Warrant will be entitled to receive thereafter in lieu of Shares the consideration that the holders of Shares received due to such fundamental transaction or, at such holder’s option, the Black Scholes Value of the Class A Warrant as of the time of such fundamental transaction.

     The Class B Warrant is exercisable for up to 13,316,438 Shares at an initial exercise price of $0.41 per Share, subject to adjustment as described below. The Class B Warrant is exercisable on or after October 13, 2009 and expires on October 13, 2014 because Cranshire exercised its right to purchase additional shares of Series 1 Preferred Stock under the Certificate of Designation (as described above). The Class B Warrant also contains customary anti-dilution provisions in the event of stock dividends, stock splits, reorganizations or similar events. Additionally, if certain “fundamental transactions” occur, such as a merger, consolidation, sale of substantially all of the Company’s assets, tender offer or exchange offer with respect to the Shares or reclassification of the Shares, the holder of the Class B Warrant will be entitled to receive thereafter in lieu of Shares the consideration that the holders of Shares received due to such fundamental transaction or, at such holder’s option, the Black Scholes Value of the Class B Warrant as of the time of such fundamental transaction.
     In connection with a registered offering of securities by the Company (as described in the Form 8-K filed by the Company with the SEC on December 27, 2007 to which reference is hereby made), Cranshire, among others, (i) entered into a Securities Purchase Agreement, dated as of December 20, 2007 (the “December 2007 Securities Purchase Agreement”), the form of which is referenced as Exhibit 99.6 (which incorporates by reference Exhibit 10.1 to the Company’s Form 8-K as filed with the SEC on December 27, 2007), pursuant to which, among other things, Cranshire agreed to purchase, on the terms and conditions contained therein, (1) 247,525 Shares and (2) a warrant (the “December 2007 Warrant”), the form of which is referenced as Exhibit 99.7 (which incorporates by reference Exhibit 4.1 to the Company’s Form 8-K as filed with the SEC on December 27, 2007) and (ii) on December 21, 2007, purchased the 247,525 Shares and the December 2007 Warrant.
     The December 2007 Securities Purchase Agreement contained customary terms and conditions. In addition to the customary terms and conditions, the December 2007 Securities Purchase Agreement also contained provisions which (i) restricted the issuance of securities (subject to certain exceptions) by the Company for a period of five (5) days following the announcement by the Company of the transactions contemplated by the December 2007 Securities Purchase Agreement and (ii) required the Company to use its best efforts to obtain shareholder approval to increase the number of authorized Shares for the purpose of enabling the Company to reserve and issue all of the Shares issuable upon exercise of the December 2007 Warrant (and other warrants issued to investors pursuant to the December 2007 Securities Purchase Agreement).
     The December 2007 Warrant was initially exercisable for up to 247,525 Shares at an initial exercise price of $2.02 per Share, subject to adjustment as described below. The December 2007 Warrant was not exercisable until six (6) months after the date of issuance (which was December 21, 2007) and its exercisability was contingent upon the Company obtaining shareholder approval to increase the number of authorized Shares available for issuance (which approval was obtained by the Company on June 19, 2008). The December 2007 Warrant expires on the third (3rd) anniversary of the date upon which the December 2007 Warrant became exercisable (which was June 21, 2008). The December 2007 Warrant also contains customary anti-dilution provisions in the event of stock dividends, stock splits, reorganizations or similar events. Additionally, if certain “fundamental transactions” occur, such as a merger, consolidation, sale of substantially all of the Company’s assets, tender offer or exchange offer with respect to the Shares or reclassification of the Shares, the holder of the December 2007 Warrant will be entitled to receive thereafter in lieu of Shares the consideration that the holders of Shares received due to such fundamental transaction or, at such holder’s option, the Black Scholes Value of the December 2007 Warrant as of the time of such fundamental transaction. The December 2007 Warrant is currently exercisable for 24,752 Shares at an exercise price of $20.20 per Share, subject to a 9.9% blocker provision.
     In connection with a registered offering of securities by the Company (as described in the Form 8-K filed by the Company with the SEC on December 3, 2007 to which reference is hereby made), Cranshire, among others, (i) entered into a Securities Purchase Agreement, dated as of November 29, 2007 (the “Series D Purchase Agreement”), the form of which is referenced as Exhibit 99.8 (which incorporates by reference Exhibit 10.1 to the Company’s Form 8-K as filed with the SEC on December 3, 2007), pursuant to which, among other things, Cranshire agreed to purchase, on the terms and conditions contained therein, (1) 1,000 shares of Series D 7% Convertible Preferred Stock, no par value per share (the “Series D Preferred Stock”) and (2) a warrant (the “November 2007 Warrant”), the form of which is referenced as Exhibit 99.9 (which incorporates by reference Exhibit 4.2 to the Company’s Form 8-K as filed with the SEC on December 3, 2007) and (ii) on December 3, 2007, purchased the 1,000 shares of Series D Preferred Stock and the November 2007 Warrant. The Series D Purchase Agreement contained customary terms and conditions.
     The preferences, rights and limitations of the Series D Preferred Stock are set forth in the Articles of Amendment to the Company’s Amended and Restated Articles of Incorporation, dated December 3, 2007, which is referenced as Exhibit 99.10 (which incorporates by reference Exhibit 3.1 to the Company’s Form 8-K as filed with the SEC on December 3, 2007). The terms of the Series D Preferred Stock restrict the payment of dividends on the Shares unless the Company has paid or set aside the cumulative dividends then owed on the Series D Preferred Stock. In addition, each share of Series D Preferred Stock is entitled to a liquidation preference equal to the stated value of such share of Series D Preferred Stock plus any accrued and unpaid dividends and other payments that may be due on the shares of Series D Preferred Stock before the holders of Shares or any other junior securities of the Company receive any payments upon such liquidation, subject to any prior rights of the Company’s senior securities. The Series D Preferred Stock was initially convertible into 382,775 Shares at an initial conversion price of $2.6125 per Share, subject to a 4.99% blocker provision. As of the date hereof, the Reporting Persons no longer own any shares of Series D Preferred Stock.
     The November 2007 Warrant was initially exercisable for up to 191,387 Shares at an initial exercise price of $2.55 per Share, subject to adjustment as described below. The November 2007 Warrant was not exercisable until six (6) months after the date of issuance (which was December 3, 2007) and expires on the second (2nd) anniversary of the date upon which the November 2007 Warrant became exercisable (which was June 3, 2008). The November 2007 Warrant also contains customary anti-dilution provisions in the event of stock dividends, stock splits, reorganizations or similar events. Additionally, if certain “fundamental transactions” occur, such as a merger, consolidation, sale of substantially all of the Company’s assets, tender offer or exchange offer with respect to the Shares or reclassification of the Shares, the holder of the November 2007 Warrant will be entitled to receive thereafter in lieu of Shares the consideration that the holders of Shares received due to such fundamental transaction or, at such holder’s option, the Black Scholes Value of the November 2007 Warrant as of the time of such fundamental transaction. The November 2007 Warrant is currently exercisable for 19,138 Shares at an exercise price of $25.50 per Share, subject to a 9.9% blocker provision.
     In connection with a registered offering of securities by the Company (as described in the Form 8-K filed by the Company with the SEC on April 16, 2007 to which reference is hereby made), Cranshire, among others, (i) entered into a Securities Purchase Agreement, dated as of April 11, 2007 (the “Series B Purchase Agreement”), the form of which is referenced as Exhibit 99.11 (which incorporates by reference Exhibit 10.1 to the Company’s Form 8-K as filed with the SEC on April 16, 2007), pursuant to which, among other things, Cranshire agreed to purchase, on the terms and conditions contained therein, (1) 1,000 shares of Series B 3% Convertible Preferred Stock, no par value per share (the “Series B Preferred Stock”) and (2) a warrant (the “April 2007 Warrant”), the form of which is referenced as Exhibit 99.12 (which incorporates by reference Exhibit 4.2 to the Company’s Form 8-K as filed with the SEC on April 16, 2007) and (ii) on April 16, 2007, purchased the 1,000 shares of Series B Preferred Stock and the April 2007 Warrant.
     The Series B Purchase Agreement contained customary terms and conditions. In addition to the customary terms and conditions, the Series B Purchase Agreement contained provisions which require to Company to use its best efforts to file and pursue to effectiveness a registration statement on Form S-3 registering for resale all of the Shares issuable upon exercise of the April 2007 Warrant (and other warrants issued to investors pursuant to the Series B Purchase Agreement) no later than October 16, 2007.
     The preferences, rights and limitations of the Series B Preferred Stock are set forth in the Articles of Amendment to the Company’s Amended and Restated Articles of Incorporation, dated April 12, 2007, which is referenced as Exhibit 99.13 (which incorporates by reference Exhibit 3.4.2 to the Company’s Form 8-K as filed with the SEC on April 16, 2007). The terms of the Series B Preferred Stock restrict the payment of dividends on the Shares unless the Company has paid or set aside the cumulative dividends then owed on the Series B Preferred Stock. In addition, each share of Series B Preferred Stock is entitled to a liquidation preference equal to the stated value of such share of Series B Preferred Stock plus any accrued and unpaid dividends and other payments that may be due on the shares of Series B Preferred Stock before the holders of Shares or any other junior securities of the Company receive any payments upon such liquidation, subject to any prior rights of the Company’s senior securities. The Series B Preferred Stock was initially convertible into 148,588 Shares at an initial conversion price of $6.73 per Share, subject to a 4.99% blocker provision. As of the date hereof, the Reporting Persons no longer own any shares of Series B Preferred Stock.
     The April 2007 Warrant was initially exercisable for 74,294 Shares at an initial exercise price of $6.48 per Share, subject to adjustment as described below. The April 2007 Warrant was not exercisable until six (6) months after the date of issuance (which was April 16, 2007) and expires on the second (2nd) anniversary of the date upon which the April 2007 Warrant became exercisable (which was October 16, 2007). The April 2007 Warrant also contains customary anti-dilution provisions in the event of stock dividends, stock splits, reorganizations or similar events. Additionally, if certain “fundamental transactions” occur, such as a merger, consolidation, sale of substantially all of the Company’s assets, tender offer or exchange offer with respect to the Shares or reclassification of the Shares, the holder of the April 2007 Warrant will be entitled to receive thereafter in lieu of Shares the consideration that the holders of Shares received due to such fundamental transaction or, at such holder’s option, the Black Scholes

Value of the April 2007 Warrant as of the time of such fundamental transaction. The April 2007 Warrant is currently exercisable for 7,429 Shares at an exercise price of $64.80 per Share, subject to a 9.9% blocker provision.
     In connection with a registered offering of securities by the Company (as described in the Form 8-K filed by the Company with the SEC on February 12, 2007 to which reference is hereby made), Cranshire, among others, (i) entered into a Securities Purchase Agreement, dated as of February 8, 2007 (the “Series A Purchase Agreement”), the form of which is referenced as Exhibit 99.14 (which incorporates by reference Exhibit 10.1 to the Company’s Form 8-K as filed with the SEC on February 12, 2007), pursuant to which, among other things, Cranshire agreed to purchase, on the terms and conditions contained therein, (1) 500 shares of Series A 3% Convertible Preferred Stock, no par value per share (the “Series A Preferred Stock”) and (2) a warrant (the “February 2007 Warrant”), the form of which is referenced as Exhibit 99.15 (which incorporates by reference Exhibit 4.2 to the Company’s Form 8-K as filed with the SEC on February 12, 2007) and (ii) on February 12, 2007, purchased the 500 shares of Series A Preferred Stock and the February 2007 Warrant.
     The Series A Purchase Agreement contained customary terms and conditions. In addition to the customary terms and conditions, the Series A Purchase Agreement contained provisions which require the Company to call one or more special meetings of shareholders to obtain shareholder approval to increase the number of authorized Shares for the purpose of enabling the Company to reserve and issue all of the Shares issuable upon exercise of the February 2007 Warrant (and other warrants issued to investors pursuant to the Series A Purchase Agreement).
     The preferences, rights and limitations of the Series A Preferred Stock are set forth in the Articles of Amendment to the Company’s Amended and Restated Articles of Incorporation, dated February 8, 2007, which is referenced as Exhibit 99.16 (which incorporates by reference Exhibit 3.4 to the Company’s Form 8-K as filed with the SEC on February 12, 2007). The terms of the Series A Preferred Stock restrict the payment of dividends on the Shares unless the Company has paid or set aside the cumulative dividends then owed on the Series A Preferred Stock. In addition, each share of Series A Preferred Stock is entitled to a liquidation preference equal to the stated value of such share of Series A Preferred Stock plus any accrued and unpaid dividends and other payments that may be due on the shares of Series A Preferred Stock before the holders of Shares or any other junior securities of the Company receive any payments upon such liquidation. The Series A Preferred Stock was initially convertible into 298,953 Shares at an initial conversion price of $1.6725 per Share, subject to a 4.99% blocker provision. As of the date hereof, the Reporting Persons no longer own any shares of Series A Preferred Stock.
     The February 2007 Warrant was initially exercisable for 149,476 Shares at an initial exercise price of $1.61 per Share, subject to adjustment as described below. The February 2007 Warrant was exercisable on or after April 16, 2007 and expired on April 16, 2009. The February 2007 Warrant also contained customary anti-dilution provisions in the event of stock dividends, stock splits, reorganizations or similar events. Additionally, if certain “fundamental transactions” occurred, such as a merger, consolidation, sale of substantially all of the Company’s assets, tender offer or exchange offer with respect to the Shares or reclassification of the Shares, the holder of the February 2007 Warrant was entitled to receive thereafter in lieu of Shares the consideration that the holders of Shares received due to such fundamental transaction or, at such holder’s option, the Black Scholes Value of the February 2007 Warrant as of the time of such fundamental transaction.

     The descriptions of the agreements and instruments set forth in this Statement are qualified in their entirety by reference to the complete agreements and instruments, each of which is referenced or attached hereto as an exhibit and incorporated herein by reference.
     Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among or between the Reporting Persons or any other person or entity.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of April 23, 2009, among the Reporting Persons.

99.2	Securities Purchase Agreement for Series 1 Preferred Stock by and between the Company and Cranshire (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K as filed with the SEC on April 13, 2009).

99.3	Class A Warrant issued by the Company to Cranshire (incorporated by reference to Exhibit 4.2 to the Company’s Form 8-K as filed with the SEC on April 13, 2009).

99.4	Class B Warrant issued by the Company to Cranshire (incorporated by reference to Exhibit 4.3 to the Company’s Form 8-K as filed with the SEC on April 13, 2009).

99.5	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company — Designation of Preferences, Rights and Limitations of Series 1 Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K as filed with the SEC on April 13, 2009).

99.6	Form of Securities Purchase Agreement by and among the Company, Cranshire and the other purchasers signatory thereto (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K as filed with the SEC on December 27, 2007).

99.7	Form of Warrant issued by the Company to Cranshire (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K as filed with the SEC on December 27, 2007).

99.8	Form of Securities Purchase Agreement for Series D 7% Convertible Preferred Stock by and among the Company, Cranshire and the other purchasers signatory thereto (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K as filed with the SEC on December 3, 2007).

99.9	Form of Warrant issued by the Company to Cranshire (incorporated by reference to Exhibit 4.2 to the Company’s Form 8-K as filed with the SEC on December 3, 2007).

Exhibit No.	Description

99.10	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company — Designation of Preferences, Rights and Limitations of Series D 7% Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K as filed with the SEC on December 3, 2007).

99.11	Form of Securities Purchase Agreement for Series B 3% Convertible Preferred Stock by and among the Company, Cranshire and the other purchasers signatory thereto (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K as filed with the SEC on April 16, 2007).

99.12	Form of Warrant issued by the Company to Cranshire (incorporated by reference to Exhibit 4.2 to the Company’s Form 8-K as filed with the SEC on April 16, 2007).

99.13	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company — Designation of Preferences, Rights and Limitations of Series B 3% Convertible Preferred Stock (incorporated by reference to Exhibit 3.4.2 to the Company’s Form 8-K as filed with the SEC on April 16, 2007).

99.14	Form of Securities Purchase Agreement for Series A 3% Convertible Preferred Stock by and among the Company, Cranshire and the other purchasers signatory thereto (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K as filed with the SEC on February 12, 2007).

99.15	Form of Warrant issued by the Company to Cranshire (incorporated by reference to Exhibit 4.2 to the Company’s Form 8-K as filed with the SEC on February 12, 2007).

99.16	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company — Designation of Preferences, Rights and Limitations of Series A 3% Convertible Preferred Stock (incorporated by reference to Exhibit 3.4 to the Company’s Form 8-K as filed with the SEC on February 12, 2007).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 23, 2009

CRANSHIRE CAPITAL, L.P.

By: Downsview Capital, Inc., its general partner

By:	/s/ Mitchell P. Kopin

Mitchell P. Kopin, President

DOWNSVIEW CAPITAL, INC.

By:	/s/ Mitchell P. Kopin

Mitchell P. Kopin, President

/s/ Mitchell P. Kopin

Mitchell P. Kopin

SCHEDULE A
     This schedule sets forth information with respect to each purchase and sale of Shares which was effectuated on behalf of the Reporting Persons in the last 60 days.

	Number of Shares			Aggregate
Date	Purchased (Sold)	Price Per Share($)		Price($)(1)

03/26/2009	(83,000)	$0.676		$56,108.00
03/27/2009	74,000	$0.36		$26,640.00
03/30/2009	9,000	$0.268		$2,412.00
04/13/2009	20,000,000 (2)	$0.30	(2)	$6,000,000.00	(2)
04/13/2009	(12,027,065)	$0.3183	(3)	$3,828,621.99
04/14/2009	10,000,000 (2)	$0.30	(2)	$3,000,000.00	(2)
04/14/2009	(13,725,000)	$0.3384	(3)	$4,644,943.83
04/15/2009	9,000,000 (2)	$0.30	(2)	$2,700,000.00	(2)
04/15/2009	(7,240,251)	$0.3228	(3)	$2,337,439.66
04/16/2009	11,000,000 (2)	$0.30	(2)	$3,300,000.00	(2)
04/16/2009	(10,989,300)	$0.3004	(3)	$3,300,696.09
04/17/2009	(2,215,650)	$0.3177	(3)	$703,878.63
04/21/2009	(3,622,734)	$0.2949	(3)	$1,068,273.94
04/22/2009	(180,000)	$0.2947	(3)	$53,049.00
04/23/2009	8,000,000 (2)	$0.30	(2)	$2,400,000.00	(2)
04/23/2009	(5,713,063)	$0.3747	(3)	$2,140,893.47

(1)	Excludes commissions and other execution-related costs.

(2)	Represents Shares issued to Cranshire pursuant to the conversion of shares of Series 1 Preferred Stock at a fixed conversion price of $0.30 per Share.

(3)	Represents a weighted average sale price per share.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of April 23, 2009, among the Reporting Persons.

99.2	Securities Purchase Agreement for Series 1 Preferred Stock by and between the Company and Cranshire (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K as filed with the SEC on April 13, 2009).

99.3	Class A Warrant issued by the Company to Cranshire (incorporated by reference to Exhibit 4.2 to the Company’s Form 8-K as filed with the SEC on April 13, 2009).

99.4	Class B Warrant issued by the Company to Cranshire (incorporated by reference to Exhibit 4.3 to the Company’s Form 8-K as filed with the SEC on April 13, 2009).

99.5	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company — Designation of Preferences, Rights and Limitations of Series 1 Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K as filed with the SEC on April 13, 2009).

99.6	Form of Securities Purchase Agreement by and among the Company, Cranshire and the other purchasers signatory thereto (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K as filed with the SEC on December 27, 2007).

99.7	Form of Warrant issued by the Company to Cranshire (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K as filed with the SEC on December 27, 2007).

99.8	Form of Securities Purchase Agreement for Series D 7% Convertible Preferred Stock by and among the Company, Cranshire and the other purchasers signatory thereto (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K as filed with the SEC on December 3, 2007).

99.9	Form of Warrant issued by the Company to Cranshire (incorporated by reference to Exhibit 4.2 to the Company’s Form 8-K as filed with the SEC on December 3, 2007).

99.10	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company — Designation of Preferences, Rights and Limitations of Series D 7% Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K as filed with the SEC on December 3, 2007).

99.11	Form of Securities Purchase Agreement for Series B 3% Convertible Preferred Stock by and among the Company, Cranshire and the other purchasers signatory

Exhibit No.	Description

thereto (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K as filed with the SEC on April 16, 2007).

99.12	Form of Warrant issued by the Company to Cranshire (incorporated by reference to Exhibit 4.2 to the Company’s Form 8-K as filed with the SEC on April 16, 2007).

99.13	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company — Designation of Preferences, Rights and Limitations of Series B 3% Convertible Preferred Stock (incorporated by reference to Exhibit 3.4.2 to the Company’s Form 8-K as filed with the SEC on April 16, 2007).

99.14	Form of Securities Purchase Agreement for Series A 3% Convertible Preferred Stock by and among the Company, Cranshire and the other purchasers signatory thereto (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K as filed with the SEC on February 12, 2007).

99.15	Form of Warrant issued by the Company to Cranshire (incorporated by reference to Exhibit 4.2 to the Company’s Form 8-K as filed with the SEC on February 12, 2007).

99.16	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company — Designation of Preferences, Rights and Limitations of Series A 3% Convertible Preferred Stock (incorporated by reference to Exhibit 3.4 to the Company’s Form 8-K as filed with the SEC on February 12, 2007).